Amendment
to Amended and Restated
Investment Sub-Advisory Agreement Between
Jackson National Asset Management, LLC
and Invesco Advisers, Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and Invesco Advisers, Inc., a Delaware corporation and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 1st day of January, 2010, and Amended and Restated effective as of the 1st day of December, 2012 (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust (“Trust”).

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Adviser and the Sub-Adviser have agreed to reduce the sub-advisory fees for the JNL/Invesco International Growth Fund and the JNL/Invesco Small Cap Growth Fund as set forth on Schedule B, and, in connection with said reductions, Schedule B to the Agreement must be amended.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

1.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated June 3, 2013, attached hereto.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 18th day of July 2013, effective June 3, 2013.

Jackson National Asset Management, LLC		Invesco Advisers, Inc.

By:	/s/ Mark D. Nerud	By:	/s/ Brian Thorp
Name:	Mark D. Nerud	Name:	Brian Thorp
Title:	President and CEO	Title:	Vice President

Schedule B
Dated June 3, 2013
(Compensation)

JNL/Invesco Global Real Estate Fund
Average Daily Net Assets	Annual Rate
$0 to $50 Million	0.50%
Amounts over $50 Million	0.45%

JNL/Invesco International Growth Fund
Average Daily Net Assets	Annual Rate
$0 to $250 Million	0.40%
$250 to $750 Million	0.35%
Amounts over $750 Million	0.30%

JNL/Invesco Large Cap Growth Fund
Average Daily Net Assets	Annual Rate
$0 to $150 Million	0.40%*
Amounts over $150 Million	0.35%

*For the purpose of calculating the sub-adviser fee for the JNL/Invesco Large Cap Growth Fund, assets must be combined with assets of the JNL/Invesco Global Real Estate Fund, the JNL/Invesco International Growth Fund, and the JNL/Invesco Small Cap Growth Fund.  For combined net assets greater than $1 billion, the sub-adviser fee will be 0.35% on all assets of the JNL/Invesco Large Cap Growth Fund.

JNL/Invesco Small Cap Growth Fund
Average Daily Net Assets	Annual Rate
All Assets	0.55%**

** For the purpose of calculating the sub-adviser fee for the JNL/Invesco Small Cap Growth Fund, assets must be combined with assets of the JNL/Invesco Global Real Estate Fund, the JNL/Invesco International Growth Fund, and the JNL/Invesco Large Cap Growth Fund, collectively.  For combined net assets greater than $1 billion, the sub-adviser fee will be 0.55% on all net assets for the JNL/Invesco Small Cap Growth Fund.

B-1